Axiom Capital Management, Inc.

780 Third Avenue

43rd Floor

New York, New York 10017

September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moxian, Inc.
Registration Statement on Form S-1
File No. 333-210250

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Act”), the undersigned, as placement agent of the proposed offering, hereby joins the request of Moxian, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on Tuesday, October 4, 2016, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 9, 2016:

Number of Copies
Institutions	50
Individuals	250
Total	300

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,
Axiom Capital Management, Inc.

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	Head of Equity Capital Markets